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                         [CASTLE & COOKE LETTERHEAD]



                                                        NEWS RELEASE

                                                        Contact: Dean R. Estrada
                                                                  (310) 209-3804


    CASTLE & COOKE, INC. ANNOUNCES THAT THIRD PARTY, AFTER EXTENSIVE REVIEW,
                       DETERMINES OFFER AT INCREASED PRICE
                                IS NOT JUSTIFIED


                    FLEXI-VAN OFFER EXPIRES THURSDAY, JULY 6


LOS ANGELES, California, July 4, 2000 -- Castle & Cooke, Inc. announced today that a significant real estate group which had requested and received information for the purpose of considering an offer to acquire the Company at a price in excess of the $19.25 per share offered by Flexi-Van Leasing, Inc. has declined to make a proposal. The third party, which has requested its name remain confidential, conducted an extensive review of Castle & Cooke's business and financial prospects with the assistance of its financial advisors and attorneys and with the cooperation of Castle & Cooke and its special committee of independent directors. After this review, the real estate company advised Castle & Cooke that it saw no justification for an offer at a higher price than the $19.25 currently being offered by Flexi-Van.

Castle & Cooke chairman David H. Murdock stated "I am pleased that this extensive review by a large sophisticated real estate company with the financial ability to make a proposal further confirms that my offer price is fair in view of the Company's business and prospects. I look forward to completing the tender offer and encourage those shareholders who have been confused by rumors of a possible competing bid to tender their shares before the expiration of the tender offer on Thursday, July 6, 2000."

The offer by a subsidiary of Flexi-Van Leasing, Inc. to acquire the shares of Castle & Cooke, Inc. which Flexi-Van does not already own at a price of $19.25 per share was


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previously approved by the unanimous vote of a special committee of independent directors, following the advice of the committee's financial advisor. A settlement of certain litigation challenging the offer is being submitted for court approval on July 5, 2000. In addition to other conditions, the offer is subject to more than 75% of the shares not already owned by Flexi-Van and its affiliates being validly tendered and not withdrawn.

Castle's announcement was in response to an inquiry about rumors that a third party had requested information for the purpose of considering a proposal to acquire the Company. A Castle & Cooke spokesman confirmed that the Company had cooperated fully with the request for information after the third party had executed a confidentiality agreement.

Castle & Cooke, Inc. is a developer of residential and commercial real estate in Hawaii, California, North Carolina, Arizona, Georgia and Florida. The company also owns and operates two of the world's highest-rated resorts on the island of Lana'i in Hawaii.

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